Exhibit 99.2

Colony Capital, Inc. 515 South Flower Street, 44th Floor, Los Angeles CA 90071 P 310.282.8820 | www.clny.com | NYSE: CLNY

November 6, 2019
Independent Directors
Colony Credit Real Estate, Inc.
515 S. Flower Street, 44th Floor
Los Angeles, CA 90071

Dear Independent Directors:

On behalf of Colony Capital, Inc. (“Colony Capital”), I am pleased to share with you a concept for a transformational transaction that we would like to explore with you. This would involve a transfer of Colony Capital’s market-leading credit management business (the “Management Business”) to Colony Credit Real Estate, Inc. (the “Company”), thereby positioning the Company as one of the most powerful, differentiated and effective credit-focused real estate brands and publicly-held investment vehicles worldwide. The main components would be as follows: (i) internalization of the Management Business, including substantially all key senior management, into the Company via cancellation of the Company’s management agreement and contribution to the Company by Colony Capital of the management contracts of all of Colony Capital’s existing direct credit funds (including each Colony Distressed Credit Fund) and the management of related investment and co-investment GP vehicles, (ii) the entering into a new management agreement pursuant to which the Company will manage certain existing credit investments that will remain owned by Colony Capital (the “Retained Colony Capital Investments”), and (iii) the continuation of the Company’s non-exclusive right to use the Colony brand for credit investments for a period of time to be agreed by the parties. The foregoing is collectively referred to herein as the “Internalization”.
Colony Capital believes the Internalization would be a beneficial and value-enhancing step for the Company and all of its shareholders. We will separately provide for your consideration our preliminary thoughts on the management contracts (or otherwise the investments that we would propose to be managed by the Company to the extent that management agreements currently do not exist) that would be acquired by the Company in the Internalization. We will also separately provide for your consideration our thoughts on valuation for the Internalization, including the key assumptions underlying such valuation, and the economic terms of the go-forward management agreement pursuant to which the Company would manage the Retained Colony Capital Investments. It is our expectation that the consideration for the Internalization would be paid entirely in cash, possibly over time, and that the Internalization would be accretive to the Company’s earnings per share starting year one.

Further, Colony Capital believes that, as an internally-managed REIT with a clearly defined focus and strategy, the Company will be well positioned for growth and profit optimization with full control of its destiny and the full time and attention of its management. Accordingly, the Company should be attractive to a larger investor base, with a reduced cost of capital and strong growth prospects. Further, the Internalization would allow the Company to keep the public credit and private credit business together, businesses that would be impractical to separate given that there is a single team that sources and manages investments across Colony Capital’s and the Company’s credit platform. We sincerely believe that now is an ideal time to explore the Internalization for both Colony Capital and the Company.
Following the Internalization, Colony Capital will continue to be a leading global investment management firm with an announced strategic focus on becoming the leading owner and investment manager of assets, businesses and investment management products in which the digital and real estate frontiers intersect.
We envision that Darren Tangen and Kevin Traenkle would serve in senior leadership roles in the Company’s management team and continue to serve on the Company’s Board of Directors. Certain other officers of the Company would continue in their current roles and become employees of the Company, as would certain other senior professionals involved in the Management Business. Appropriate arrangements with Colony Capital would of course need to be established as part of the Internalization, including a transition services agreement to provide for an orderly and efficient separation of the Management Business following the closing. Further, for so long as it maintains a meaningful equity position in the Company, Colony Capital would expect to have appropriate representation on the Company’s Board of Directors.
The Internalization would be subject to the approval of the Boards of Directors of Colony Capital and the Company (or an authorized committee thereof) and the negotiation and execution of mutually acceptable definitive transaction documents. It is our belief that the Internalization would not require the approval of the shareholders of either Colony Capital or the Company. As a result, we believe that the Internalization should be able to be consummated in a relatively short period following the execution of the definitive transaction documents. We do not anticipate that the required third party consents from the private fund vehicles, lenders or other commercial counterparties would be problematic to obtain given the continuity of the management team. We understand the nature of this proposal will require careful review by the Company and involve an appropriate process, however, we believe it is in each of our respective interests not to let significant time pass and are hopeful that we can engage in discussions as soon as practicable.

In considering the foregoing, please note that Colony Capital believes this proposal provides a unique opportunity to the Company, as there is no transaction with a third party that is comparable to the Internalization. Please be advised that if the Company decides not to move forward with the Internalization, such a determination would not adversely affect Colony Capital’s relationship with the Company in any way, and Colony Capital will continue to fulfill its duties and obligations under the Management Agreement as well as continue to review and analyze its options as the Company’s largest shareholder.
As noted, it is our expectation and understanding that the Independent Directors of the Company (or a committee comprised of Independent Directors of the Company) are empowered to consider the foregoing and retain the advice of independent financial advisors and legal counsel. We look forward to engaging with the Independent Directors (or such committee) and its advisors to explore the merits of the Internalization.
This letter is not intended to, and does not, describe all of the terms and conditions that will be set forth in mutually agreed definitive documentation. This letter does not create any binding obligations on the part of Colony Capital with respect to the matters referenced herein or otherwise, and Colony Capital retains the right to modify or withdraw this proposal at any time.
Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Thomas J. Barrack, Jr.
Thomas J. Barrack, Jr.